Mail Stop 6010

April 25, 2006

David A. Tenwick, Chairman
Adcare Health Systems, Inc.
5057 Troy Road
Springfield, Ohio 45502-9032

Re: Adcare Health Systems, Inc.
Amendment No. 1 to Form SB-2
Filed on April 10, 2006
File No. 333-131542

Dear Mr. Tenwick:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1.   Please revise the discussion of the revenues earned by the facilities you manage for third parties to explain the significance of this measure and the significance of the combined revenues of facilities you own and facilities you manage. Also, clarify how the revenues recognized by the facilities you manage for third parties affect your revenue. We note your statement that the long-term care facilities you

own had annual revenues of $21,900,360. What were the revenues you recognized for managing facilities for third parties and where is this amount shown on your income statement?

Summary Financial Information, page 3

2.   Refer to your response to our prior comment number seven. Please revise your disclosure to separately present the income from continuing and discontinued operations as well as the impact of the "Return to Minority Interests" line item that significantly impacts your EPS calculation. Additionally, present separately the earnings per share for continuing and discontinued operations in this section.

Capitalization, page 13

3.   Refer to your response to comment 18. We were unable to identify where you adjusted this presentation. It appears that you still provide the same two columns and do not provide an interim column to reflect only the effects of the offering. Please revise your presentation to include a column that reflects only the offering prior to the additional pro forma columns that you present.

Liquidity and Capital Resources, page 19

4.   Refer to your response to comment 20. Your discussion of operating cash flows still seems to focus on what happened in the cash flow statement as a result of reconciling items. For instance your reference to the cash gain in 2004 seems to indicate that you included this cash gain within operations. Your reference to the increase in total receivables as a result of the Assured acquisition also infers that the addition of these receivables at acquisition impacted your cash flows, which would not appear to be the case. Please revise your discussion to better reflect actual cash flows from operations including these preceding points in lieu of referencing reconciling items in the statement of cash flows.

 Security Ownership of Certain Beneficial Owners and Management, page 44

5.   We note your response to comment 34. Please revise your registration statement to include this information.

Selling Shareholders, page AA-3

6.   We note your response to comment 47. Please note, if any of the selling shareholders are broker dealers, they must be identified as broker dealers and as underwriters. If any of the selling shareholders are affiliates of broker dealers, please identify them as such and include representations that the securities were purchase in the ordinary course and there were no agreements to distribute the securities. If the selling shareholders are not able to make these representations, they should also be identified as underwriters.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

7.   Refer to your response to our prior comment number 37. Please clarify for us why you feel that treating this return of earnings to the minority interest holders in a manner similar to a preferred share dividend is appropriate. Include specific reference to any authoritative literature upon which you relied in arriving at the accounting treatment.

Consolidated Statements of Changes in Owner's Equity, page F-5

8.   We have reviewed your response to our prior comment number 36 and have the following comments:
      a. According to your disclosure on F-8, you issued 191,000 shares. This does not agree to the disclosure here which states that 45,800 shares were issued in conjunction with the acquisition of the remaining interest in SPI. Please clarify this inconsistency.
      b. Tell us how the shares issued to shareholders to acquire related entity resulted in the issuance of treasury stock.
      c. Include how you determined the fair value to assign to the shares that you issued in connection with the "Shares issued to acquire related entity" transaction.
      d. Explain how you determined the value assigned to the "Treasury shares contributed by related party" and where you applied the related credit.
      e. Explain how the amounts included in the line items "Beneficial conversion on convertible debentures" and "Warrants issued in connection with debt" reconcile to the amounts included in your response to comment 45.

9.   Refer to your response to our prior comment number 38.   Your response seems to indicate that a portion of this amount relates to an additional investment in the subsidiary partnered with Van Wert, and that a portion of this payment represents an extension of a put obligation. Please explain to us why you have accounted for each of these transaction as you did through equity.

Note 1. Description of Business, page F-8

10.   Refer to your response to our prior comment number 39. It does not appear that your analysis is based on the appropriate guidance. Please give us your analysis as to whether this obligation is subject to the requirements of SFAS 150, SFAS 133, EITF 00-6, or EITF D-98 and if applicable, how your accounting and disclosures comply with the guidance. If you believe that the options are not subject to this literature, please explain why.

Note 2. Summary of Significant Accounting Policies, page F-9

Principles of Consolidation, page F-9

11.   Refer to your response to our prior comment number 40. Please revise your discussion in this policy note to provide a more detailed discussion of the reasons why you feel that you meet the consolidation criteria under that guidance. Include specifically the key points in your analysis that led you to this determination.

Note 4. Discontinued Operations, page F-18

12.   Refer to your response to our prior comment number 42.   Please provide the following information to us related to the sale of this property:
- Provide to us a detailed analysis under the guidance of SFAS 66 of whether or not this transaction constitutes a sale under the provision of that guidance.
- Provide to us your calculation of the deferred gain on this sale.
- Tell us and disclose in greater detail the specific circumstances under which the other party can return these assets to you. Also include what happens to any payments already received by you in that event.
- Provide to us your analysis under the guidance of EITF 03-13 that supports the inclusion of these operations as discontinued operations within your financial statements.

Note 6. Note Receivable, page F-21

13.   Refer to your response to our prior comment number 43. Please clarify why you did not reserve the entire notes receivable in 1999, and how you determined that the allowance for collectibility was adequate at that time. Further, clarify why the allowance is adequate at this point in time given that he has only made minimal payments through this point in time. Include specifically why how the appraisal and the evaluation of the property factored into that decision.

Note 9. Convertible Debentures, page F-26

14.   Refer to your response to comment 44. We were unable to identify the changes that you made in response to this comment. We note that this note currently references disclosure in note 8, formerly note 7, that has been pulled apparently due to the fact that it was extinguished. Please revise your disclosure to include a discussion of this extinguishment along with how you determined any gain or loss associated with the extinguishment of this debt.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tabatha Akins at 202-551-3658 or James Atkinson at 202-551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609, Suzanne Hayes at 202-551-3675 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Michael A. Smith
        Carlile Patchen & Murphy
        366 East Broad Street
        Columbus, Ohio 43215